# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bausch Health Companies Inc., CIK 0000885590
CUSIP: 071734107
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 2150 ST. ELZEAR BLVD. WEST, LAVAL, QUEBEC, Quebec Canada (A8), H7L 4A8
Date of event which requires filing of this statement: 06/13/2025
Amends the filing with accession number 0001013594-17-000438
Filed by CIK 0001035674
Persons authorized to receive notices and communications: Kelly Zelezen, Esq, Kelly Zelezen, Esq., 500 Fifth Avenue, New York, New York (NY), 10110, 212-986-6000

## Reporting persons
- PAULSON & CO. INC. (CIK 0001035674): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 32,791,702; shared voting power 0; sole dispositive power 32,791,702; shared dispositive power 0; aggregate amount beneficially owned 32,791,702 (8.9% of the class)
  Comment: Items #7, 9, and 11: See Note 1 to Item 5 below.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Bausch Health Companies Inc.
Address of issuer's principal executive offices: 2150 ST. ELZEAR BLVD. WEST, LAVAL, QUEBEC, Quebec Canada (A8), H7L 4A8
Comment: The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned ("Amendment No. 4"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate percentage of Common Shares reported owned by the Reporting Person is based upon approximately 367,933,897 Common Shares outstanding as of February 14, 2025, which is the total number of Common Shares outstanding as disclosed on the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 20, 2025. As of the date hereof, the Reporting Person may be deemed to have beneficially owned approximately 8.9% of the outstanding Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of Common Shares as to which Paulson has:

(i) Sole power to vote or direct the vote: 32,791,702 (see Note 1).

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 32,791,702 (see Note 1).

(iv) Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: The transactions effected by the Reporting Person during the past 60 days are set forth on Exhibit 1 attached hereto.
Other persons with the right to receive dividends or sale proceeds: See Note 1.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Not applicable.

Note 1: Paulson furnishes investment advice to and manages the Funds. In its role as investment advisor, or manager, as the case may be, Paulson possesses voting and investment power over the securities of the Issuer described in this Schedule 13D that are owned by the Funds. The pecuniary interest of all securities reported in this Schedule 13D is owned by the Funds. Except for the purposes of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, Paulson disclaims beneficial ownership of all securities reported in this Schedule 13D.

For reporting purposes, the aggregate amount of Common Shares deemed to be beneficially owned by the Reporting Person is calculated based on an aggregate 32,791,702 Common Shares held by the Reporting Person as of the date hereof.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: EXhibit 1: Transactions in Securities

## Signatures
- PAULSON & CO. INC.: /s/ Stuart L. Merzer, Stuart L. Merzer, General Counsel & Chief Compliance Officer (06/17/2025)